

September 30, 2013

Via E-mail
Doron Blachar
Chief Financial Officer
Ormat Technologies, Inc.
6225 Neil Road
Reno, Nevada 89511

> **Re:** **Ormat Technologies, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed March 11, 2013**
> **File No. 001-32347**

Dear Mr. Blachar:

We have reviewed your response submitted on September 20, 2013 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Financial Statements and Supplementary Data, page 134

Notes to Condensed Consolidated Financial Statements, page 140

Note 19 – Income Taxes, page 185

1. We note your response to prior comment 2 and believe that, with a view toward transparency, the information included in that response would be useful information to the readers of the financial statements in helping to understand the nature of the reconciling item "dividends from foreign subsidiaries." In future filings please include similar information from your response.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding our comment. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief